

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 21, 2008

Mr. Michael Wood
Chief Executive Officer
Raven Gold Corp.
#205-598 Main Street
Penticton, British Columbia V2A-5C7

> **Re:** **Raven Gold Corp.**
> **Form 10KSB for Fiscal Year Ended April 30, 2007**
> **Filed August 14, 2007**
> **Form 10QSB for Fiscal Quarter Ended October 31, 2007**
> **Filed December 13, 2007**
> **File No. 333-126680**

Dear Mr. Wood:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2007

Financial Statements, page 30

Report of Independent Registered Public Accounting Firm, page F-1

1.   Your accountant states within their report that it audited your balance sheet as of
        April 30, 2007 and the related statements of operations, stockholders' equity and
        cash flows *through* April 30, 2007 and the year then ended. It is unclear from this
        statement whether all periods covered by the cumulative data (i.e. since inception)
        were audited and opined upon by your current accountant. Please ask your
        accountant to identify the specific periods of your statements of operations,
        stockholders' equity and cash flows covered by their report, consistent with the
        guidance in Rule 2-02(a)(4) of Regulation S-X.

Statements of Cash Flows, page F-6

2.   At Note 2 you disclose that you issued common stock to Tara Gold Resources
        Corp. as consideration for an interest in the La Currita Property. If your
        description is accurate, and this transaction has not resulted in any cash flows,
        you would need to remove the related activity from the investing and financing
        activities section of your Statements of Cash Flows to comply with paragraph 32
        of SFAS 95.

Note 2 – Acquisition of Mineral Rights, page F-10

3.   We note you have made a series of payments to Tara Gold Resources, Corp. to
        acquire interests in the LaCurrita and Las Minitas properties. Please confirm that
        you are accounting for these payments as acquisition costs, if true; rather than
        payments to fund exploration expenditures. As you indicate at Note 1(e), costs to
        acquire mineral rights represent tangible assets that may be capitalized; however,
        generally exploration costs are expensed as incurred prior to establishing proven
        and probable reserves, as defined by Industry Guide 7.   Please disclose your
        accounting policy for exploration costs.

Note 3 – Loans, page F-11

4.   We note that you have borrowed a significant amount from a number of
        companies to fund your operations and to purchase the La Currita and Las
        Minitas properties. Please disclose the payment terms for these loans. In
        addition, clarify whether any of these companies represent related parties, as
        defined by SFAS 57.

Further, we note you disclose within your Form 10-QSB for the interim period ended October 31, 2007 that these promissory notes are due on demand and bear interest at 10%. Tell us whether these payment terms were effective during the year ended April 30, 2007, and if so, why you did not record interest expense during this period.

Controls and Procedures, page 33

5. You disclose that your certifying officers concluded as of March 31, 2007 that your disclosure controls and procedures were effective. However, under Item 307 of Regulation S-B, you must disclose the conclusions about effectiveness as of the end of the period covered by the report. Please revise your disclosure to state the conclusions reached by your certifying officers as of April 30, 2007.

Exhibits 31 and 32

6. Please revise paragraph 1 of the certifications to refer to the correct periodic report.

Form 10-QSB for the Interim Period Ended October 31, 2007

Controls and Procedures, page 19

7. Please note the term, "disclosure controls and procedures" is defined in Rule 13a-15(e) of the Exchange Act, rather than Rule 13a-14(c) as you have referenced.

8. Although you disclose that there have been "…no significant changes" made in your internal controls over financial reporting, the guidance in Item 308(c) of Regulation S-B requires that you disclose *any* change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Engineering Comments

General

9. We note that you refer to or use terms such as potential mineralization, non-compliant 43-101 resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve

measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 333-126680. You can review and obtain copies of these filings from the SEC website at http://www.sec.gov/edgar.shtml."

Overview, page 5

10.   We note that you disclose tonnage and grade information for mineralized zones, under this heading and Mineral Properties on page 19, but do not categorize this tonnage and grade as proven and/or probable reserves. Please identify all tonnage and grade estimates in your filing that qualify as proven and/or probable reserves, and remove all other (non-conforming) estimates from your filing.

Risks Related to Our Business and Our Industry, page 10

11.   The guidance within Industry Guide 7 does not recognize resource systems of measurement, only proven and probable reserves. Please modify your disclosures in this section and elsewhere in the filing to reference only proven and probable reserves, and to remove all resource terminology, such as measured, indicated, and inferred.

Mineral Properties, page 19

12.   It would be helpful to include a small-scale map showing the location and access to each of your material properties, e.g. Las Minitas and La Currita, as suggested in paragraph (b)(2) of Industry Guide 7. Please note that EDGAR accepts Adobe PDF files and digital maps. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or geographic region in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

13.   Please disclose the following information for each of your La Currita properties:

- The nature of the company's ownership or interest in the property or mineral concessions.

- A description of all interests in the properties, including the terms of all underlying agreements.

- Certain identifying information, such as the property names, claim numbers, grant numbers, concession names, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims, leases or concessions, including quantification and timing of all necessary payments.

- The area of the claims or concessions, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

14.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading, including La Currita. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

15.   Please expand your disclosure concerning your exploration plans for material properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

16. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and analytical procedures used in establishing your results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program regarding sample collection and preparation, assay controls, sample custody, assay precision and accuracy.

17. Mineral estimates are disclosed for your La Currita property. Please forward to our engineer the information that establishes the technical basis for the tonnage and grade estimates that you disclose for this mineralized material. The information requested includes, but is not necessarily limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs
- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

If you would like to have this information returned to you, submit your request at the time of submission, following the instructions in Rule 418(b) of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Holder, page 24

18.   Please state your number of stockholders of record to comply with Item 201(b) of Regulation S-B.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: Mr. Stephen Holmes